

Mail Stop 4628

December 29, 2015

William R. Broaddrick
Chief Financial Officer
Ring Energy, Inc.
901 West Wall St., 3rd Floor
Midland, TX 79702

> **Re:** **Ring Energy, Inc**
> **Form 10-Q for Fiscal Quarter Ended**
> **September 30, 2015**
> **Filed November 9, 2015**
> **File No. 1-36057**

Dear Mr. Broaddrick:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2015

Financial Statements

Note 1 – Basis of Presentation and Significant Accounting Policies

Oil and Gas Properties, page 9

1. You state here that you evaluate oil and gas properties for impairment at least annually. Please tell us how your accounting policy complies with Regulation S-X, Rule 4-10(c)(4), which requires a ceiling test to be performed each period, i.e. quarterly.

2. Disclosure on page 30 of your Form 10-K for the year ended December 31, 2014 indicates that oil prices below $69.99 per barrel would result in a ceiling test impairment. Based on information contained in your Form 10-Q for the quarterly period ended

September 30, 2015, it appears that prices during 2015 have been significantly below that level. However, we note that you have not recorded a ceiling test impairment. Explain to us how you have concluded that no ceiling test charge was necessary for any of the interim periods in 2015. As part of your response, provide reasonably detailed summaries of your ceiling test calculations for each of the quarters of 2015. Clearly describe all significant assumptions underlying your calculations, including those related to reserve volumes, prices and costs. Describe the reasons for any changes between the assumptions used in each of your quarterly tests during 2015 and the corresponding assumptions underlying the calculation of your proved reserves as of December 31, 2014.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Disclosure of Contractual Obligations, page 17

3.   We note your presentation of a table of contractual obligations. While this disclosure is not required in reports on Form 10-Q, if you elect to provide it voluntarily, update it to reflect amounts through the end of the period reported in the Form 10-Q. In this regard, we note that your presentation here does not reflect amounts outstanding under your credit facility as of September 30, 2015.

Controls and Procedures

Changes in internal control over financial reporting, page 21

4.   Please clarify whether there were changes in your internal control over financial reporting that materially affected or are reasonably likely to materially affect your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandy Eisen at (202) 551-3864 or me at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources